Exhibit 99.3

PLEASE READ THE ACCOMPANYING JOINT MANAGEMENT INFORMATION CIRCULAR AND THE INSTRUCTIONS ATTACHED HERETO CAREFULLY BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.  THE DEPOSITARY, YOUR BROKER OR OTHER FINANCIAL OR LEGAL ADVISER CAN ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

LETTER OF TRANSMITTAL

WITH RESPECT TO THE COMMON SHARES
OF
VASOGEN INC.

This Letter of Transmittal is for use by registered holders (“Shareholders”) of common shares (the “Shares”) of Vasogen Inc. (“Vasogen” or the “Corporation”) in connection with the proposed arrangement under Section 192 of the Canada Business Corporations Act (i)  involving Vasogen, Cervus LP, Cervus GP Ltd., 7231971 Canada Inc., and 7237004 Canada Inc., (the “Cervus Arrangement”), and (ii) involving Vasogen, IntelliPharmaCeutics Ltd., IntelliPharmaCeutics Corp., 7231971 Canada Inc., 7237004 Canada Inc. and 7237081 Canada Inc. (the “IPC Arrangement”, and together with the Cervus Arrangement, the “Arrangement”), that is being submitted for approval at the special meeting of shareholders of Vasogen to be held on October 19, 2009 (the “Meeting”) or any adjournment thereof as described in a joint management information circular dated September 16, 2009 (the “Circular”).  Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Circular have the meanings set out in the Circular.  Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares.

The earliest day by which the Arrangement is expected to close is on or about October 21, 2009, subject to certain conditions. Reference should be made to the Circular for more information regarding expected timing for completion of the Arrangement.

At the applicable time provided for in the plan of arrangement giving effect to the Arrangement or part thereof (the “Plan of Arrangement”) and provided both the Cervus Arrangement and the IPC Arrangement are completed at the Effective Time, each Shareholder (other than Dissenting Vasogen Shareholders (as defined in the Circular)) shall receive, for each Share, such number of common shares of the company (“New IPC”) to result from the amalgamation of 7231971 Canada Inc. and 7237081 Canada Inc. and to be known as IntelliPharmaCeutics International Inc. (“New IPC Shares”) calculated in accordance with the Vasogen  Exchange Ratio (as defined in the Circular)  provided for under the Plan of Arrangement.

At the applicable time provided for in the Plan of Arrangement, in the event that only the Cervus Arrangement is completed at the Effective Time, each Shareholder (other than Dissenting Vasogen Shareholders) will be entitled to receive, in exchange for each Share, such number of common shares in the capital of 7231971 Canada Inc. (“New Vasogen Shares”) calculated in accordance with the Vasogen Exchange Ratio provided for under the Plan of Arrangement.

At the applicable time provided for in the Plan of Arrangement, in the event that only the IPC Arrangement is completed at the Effective Time, each Shareholder (other than Dissenting Vasogen Shareholders) will be entitled to receive, in exchange for each Share, such number of New IPC Shares calculated in accordance with the Vasogen Exchange Ratio provided for under the Plan of Arrangement.

In order for Shareholders to receive New IPC Shares or New Vasogen Shares, as applicable, Shareholders are required to deposit the certificates representing the Shares held by them with the Depositary.  This Letter of Transmittal, duly completed, together with all other required documents, must accompany all certificates for Shares deposited.

Please read the Circular and the instructions set out below before carefully completing this Letter of Transmittal.  Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery.  If Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered Shareholder.  See Instruction 2.

A Shareholder may withdraw its Letter of Transmittal at any time prior to the Effective Date by notice in writing to the Depositary.

TO:	Vasogen Inc.
AND TO:	CIBC Mellon Trust Company (the “Depositary”), at its office set out below
AND TO:	7231971 Canada Inc. (“New Vasogen”)
AND TO:	IntelliPharmaCeutics International Inc. (“New IPC”)

DEPOSIT

The undersigned hereby deposits with the Depositary for transfer, upon the Arrangement becoming effective, the enclosed certificate(s) representing Shares, details of which are as follows:  (Please print or type).

Certificate		Number of Shares
Number(s)	Names(s) in which Registered	Deposited

TOTAL

NOTE:   If the space provided is insufficient, details may be listed on a separate schedule to this Letter of Transmittal.  See Instruction 6.

It is understood that, upon receipt of this Letter of Transmittal duly completed and of the certificate(s) representing the Shares deposited herewith (the “Deposited Shares”) and following the Effective Time, the Depositary will forward by first class mail, postage prepaid, or, in the case of a postal disruption in Canada, by such other means as the Depositary may consider prudent, to the undersigned a share certificate representing such number of New IPC Shares or New Vasogen Shares, as applicable, as determined pursuant to the Arrangement.

The undersigned holder of Shares represents and warrants that: (i) the undersigned is the registered holder of the Deposited Shares; (ii) such shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that when the such Deposited Shares are exchanged for New Vasogen Shares or New IPC Shares, as applicable, none of New Vasogen, New IPC or the Corporation or any successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person; (v) the surrender of the Deposited Shares complies with applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is accurate; and (vii) unless the undersigned has withdrawn this Letter of Transmittal by notice in writing given to the Depositary prior to the Effective Date the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares.  These representations and warranties will survive the completion of the Arrangement.

Except for any proxy deposited with respect to the vote on matters properly before the registered holders of Shares at the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Shares.

The undersigned hereby acknowledges that the delivery of certificates representing the Deposited Shares will be effected and the risk of loss and title to such Deposited Shares will pass only upon proper receipt thereof by the Depositary.  The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

The undersigned surrenders to New Vasogen or New IPC, as applicable, effective at the applicable time specified in the Plan of Arrangement on the Effective Date, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes each officer of New Vasogen or New IPC, as applicable, lawful attorney of the undersigned, with full power of substitution to deliver the certificates representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of the Corporation and New IPC or New Vasogen, as applicable.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal will survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder will be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The authority herein conferred, coupled with an interest, is not intended to be a continuing power of attorney within the meaning of and governed by the Substitute Decisions Act (Ontario), or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada or the United States (a “CPOA”).  The execution of this Letter of Transmittal will not terminate any such CPOA granted by the undersigned previously and will not be terminated by the execution by the undersigned in the future of the CPOA, and the undersigned hereby agrees not to take any action in the future which results in the termination of the authority herein conferred.

The undersigned instructs the Depositary to mail the certificate representing such replacement shares promptly after the Effective Time, by first-class mail, postage prepaid, to the undersigned, or to hold such certificate for pick-up, in accordance with the instructions given below.

If the both the Cervus Arrangement and the IPC Arrangement are not completed, the enclosed certificate(s) and all other additional documents provided herewith will be returned forthwith to the undersigned at the address set out below in Box A, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Vasogen and all covenants and representations hereunder given by the holder shall be deemed terminated.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language.  En raison de l’utilisation d’une version anglaise de la présente lettre d’envoi, le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l’arrangement, telle qu’il est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

PLEASE COMPLETE EITHER BOX A OR BOX B.  SEE INSTRUCTION 5 BELOW.

BOX A

DELIVERY INSTRUCTIONS

☐

ISSUE A SHARE CERTIFICATE in the name of the undersigned and SEND THE SHARE CERTIFICATE to the following address:

(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone - Business Hours)

(Tax Identification or Social Insurance Number)

BOX B

PICK-UP INSTRUCTIONS

☐

HOLD A SHARE CERTIFICATE in the name of the Shareholder FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY (199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9, Canada)

BLOCK D

U.S. SHAREHOLDERS

A “U.S. Shareholder” is any Shareholder that is either (A) providing an address in Block A which is located within the United States or any territory or possession thereof or (B) a United States person for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐            The owner signing this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐            The owner signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE FORM W-9 ATTACHED HERETO, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.

SHAREHOLDER SIGNATURE

By signing below, the undersigned expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 3 to this Letter of Transmittal, “Guarantee of Signatures”):	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 2, 3 and 4 to this Letter of Transmittal)

Name of Guarantor (Please print or type)	Signature of any joint holder

Address of Guarantor (Please print or type)	Name of Shareholder or Authorized Representative (Please print or type)

Telephone number (business hours) of Guarantor	Telephone number (business hours) of Shareholder or Authorized Representative

Social Insurance, Social Security Number or Tax Identification Number)

BOX C

TO BE COMPLETED BY ALL SHAREHOLDERS

Signature guaranteed by
(if required under Instruction 3)	Date: , 2008

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative — See Instruction 4

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address of Guarantor (please print or type)	Taxpayer Identification or Social Insurance Number of Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

Daytime telephone number of Shareholder or Authorized Representative

Daytime facsimile number of Shareholder or Authorized Representative

INSTRUCTIONS

1.             Use of Letter of Transmittal

(a)           In order to permit the timely receipt of the New Vasogen Shares or New IPC Shares, as applicable, payable in connection with the Arrangement, it is recommended that this Letter of Transmittal (or manually signed facsimile thereof) together with accompanying certificate(s) representing Shares be received by the Depositary before the Effective Date.  Do not send the certificates or this Letter of Transmittal to the Corporation.  A Shareholder may withdraw its Letter of Transmittal at anytime prior to the Effective Date by notice in writing to the Depositary.

(b)           The method used to deliver this Letter of Transmittal and any accompanying certificates representing Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received.  The Corporation recommends that the necessary documentation be hand delivered to the Depositary at the address specified below, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.  Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee or other nominee should contact that nominee for assistance in delivering those Shares.

2.             Signatures

This Letter of Transmittal must be completed, dated and signed by the holder of Shares or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)           If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed.  If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)           If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i)            such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii)           the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

(c)           If any of the Deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Shares.

3.             Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered holder(s) of Shares surrendered herewith and payment is requested to be sent to the registered holder.  If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Shares or if payment is to be sent to a person other than the registered owner(s) of the Shares, such signature must be guaranteed by an Eligible Institution (defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

4.             Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and, this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act.  Any of the Corporation, New IPC, New Vasogen or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5.             Delivery Instructions

In all cases, either Box “A” or Box “B” should be completed.  If those boxes are not completed, the certificates represent the replacement shares for the Shares or the certificate(s) in respect of the Shares (if the both the Cervus Arrangement and the IPC Arrangement are not completed) will be mailed to the depositing Shareholder at the address of the Shareholder as it appears on the securities register of the Corporation.

6.             Miscellaneous

(a)           If the space on this Letter of Transmittal is insufficient to list all certificates for Shares, additional certificate numbers and numbers of shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)           If Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)           No alternative, conditional or contingent deposits of Shares will be accepted.

(d)           Additional copies of this Letter of Transmittal may be obtained from the Depositary at the office specified below.  The Letter of Transmittal is also available at the website maintained by The Canadian Depository for Securities Limited at www.sedar.com.

(e)           It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular.

(f)            The Corporation, New IPC and New Vasogen, as applicable, each reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

(g)           This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.             Lost Certificates

If a certificate representing Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with an affidavit by the person claiming such certificate to be lost, stolen or destroyed, to the Depositary.  The Depositary and/or the registrar and transfer agent for the Shares will respond with the replacement requirements in order for you to receive your entitlement, which may include a requirement to provide a bond satisfactory to New IPC, New Vasogen, as applicable, and the Depositary in such sum as New IPC or New Vasogen, as applicable, may direct or otherwise indemnify New IPC or New Vasogen, as applicable, in a manner satisfactory to New IPC or New Vasogen, as applicable, against any claim that may be made against New IPC or New Vasogen, as applicable, with respect to the certificate alleged to have been lost, stolen or destroyed.

8.             Return of Certificates

If both the IPC Arrangement and the Cervus Arrangement do not proceed for any reason, any certificate(s) for Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Box “A”.  If that box is not completed, the certificate(s) in respect of the Shares (if the Arrangement is not completed) will be mailed to the depositing Shareholder at the address of the Shareholder as it appears on the securities register of Vasogen.

9.             Important Information for U.S. Shareholders and Substitute Form W-9

United States federal income tax law generally requires that a Shareholder (other than a corporation) that is a United States person for U.S. federal income tax purposes (a “U.S. Shareholder”) who receives New Vasogen Shares or New IPC Shares, as applicable,  in exchange for Shares must provide the Depositary with his or her correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, or if any other information is not correctly provided, such holder may be subject to penalties imposed by the Internal Revenue Service and the New Vasogen Shares or New IPC Shares, as applicable, paid in exchange for the Shares may be subject to backup withholding in an amount equal to 28% of the gross proceeds payable hereunder.

Backup withholding is not an additional United States income tax. Rather, the United States federal income tax liability of persons subject to backup withholding will be reduced by the amount of backup withholding tax withheld. In the event there is a backup withholding tax liability with respect to any Shareholder, Vasogen, New Vasogen or New IPC, as applicable, and the Depositary are hereby authorized to arrange for the sale of a sufficient number of Shares, New

Vasogen Shares or New IPC Shares, as applicable, from the total number of shares, otherwise deliverable to such Shareholder, to cover the backup withholding tax obligation and thereby facilitate payment and remittance of the applicable backup withholding tax payable to the Internal Revenue Service. If such withholding results in an overpayment of taxes, a refund may be obtained by the Shareholder provided that the required information is timely furnished directly to the Internal Revenue Service.

To prevent backup withholding, each U.S. Shareholder must provide his or her correct TIN by completing the “Substitute Form W-9” attached to this document, which requires such Shareholder to certify under penalties of perjury: (i) that the TIN provided is correct (or that such Shareholder is awaiting a TIN); (ii) that the Shareholder is not subject to backup withholding because: (a) the Shareholder is exempt from backup withholding; (b) the Shareholder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the Internal Revenue Service has notified the Shareholder that he is no longer subject to backup withholding; and (iii) that the Shareholder is a U.S. person (including a U.S. resident alien).

Exempt Shareholders (including, among others, corporations, certain “not-for-profit” organizations, and certain non-U.S. persons) are not subject to backup withholding. To prevent possible erroneous backup withholding, an exempt Shareholder must complete the Substitute Form W-9, check the “Exempt from backup withholding” in Part II box on such form, and sign and date the form. See the instructions in the attached Substitute Form W-9 for additional instructions.

If Shares are held in more than one name or are not in the name of the actual owner, consult the instructions in the attached Substitute Form W-9 for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such Shareholder should: (i) consult the instructions in the attached Substitute Form W-9 for instructions on applying for a TIN; (ii) write “Applied For” in the space for the TIN in Part I of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 attached to this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment in New Vasogen or New IPC Shares, as applicable, prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such Shareholder is not a U.S. person for U.S. federal income tax purposes, such Shareholder will instead need to submit a properly completed IRS Form W-8 BEN, , IRS Form W-8ECI or IRS Form W-8IMY, as the case may be, signed under penalty of perjury attesting to such Shareholder’s exempt status. A copy of the appropriate IRS Form W-8 may be requested from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 ATTACHED TO THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENT IN NEW  VASOGEN OR NEW IPC SHARES, AS APPLICABLE, MADE TO SUCH SHAREHOLDER PURSUANT TO THE AMALGAMATION.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONJUNCTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN: AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED UPON HIS OR HER OWN PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Failure to furnish TIN - If a U.S. Shareholder fails to furnish the correct ITN, such person could be subject to a penalty of US$50 for each such failure unless the failure is due to reasonable cause and not to willful neglect,

TO BE COMPLETED BY SHAREHOLDERS THAT ARE U.S. PERSONS (INCLUDING U.S. RESIDENT ALIENS)
(See “Guidelines for Certification of TIN on Substitute Form W-9” below)

SUBSTITUTE

Form W-9

Department of the Treasury

Internal Revenue Service

Payer’s Request for Taxpayer

Identification Number (TIN) and Certification

Please Fill in Your

Name, Address and Status Below

Name:

Address (Number and Street)

City, State and Zip Code

Status (individual/sole proprietor, corporation, partnership, limited liability company, or other)

If limited liability company, enter the tax classification (D=disregarded entity, C=corporation, P=partnership)

PART I — PLEASE PROVIDE YOUR TAXPAYER IDENTIFICATION NUMBER IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.  See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for instructions.

Social Security Number(s)

OR

Employer Identification Number(s)
(If awaiting TIN, write “Applied For”)

PART II - ☐ Check this box if you are exempt from backup withholding

PART III — CERTIFICATION:

UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT:

(1)           The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

(2)           I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3)           I am a U.S. person (including a U.S. resident alien).

Signature:	Date:

CERTIFICATION GUIDELINES — You must cross out Part (II) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, Part (II) does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN.  (See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for instructions.)

YOU SHOULD COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE “APPLIED FOR” IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all reportable payments made to me thereafter will be subject to a 28% backup withholding tax until I provide a properly certified taxpayer identification number.

Signature:	Date:

FAILURE TO COMPLETE AND RETURN THE SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING TAX OF 28% OF ANY PAYMENTS MADE TO YOU. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

2

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER.  Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

For this type of account		Give the SOCIAL SECURITY number of -

1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4. a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

b.	So-called trust account that is not a legal or valid trust under state law	The actual owner(1)

5.	Sole proprietorship or disregarded entity owned by an individual	The owner(3)

For this type of account:		Give the EMPLOYER IDENTIFICATION number of -

6.	Disregarded entity not owned by an individual	The owner

7.	A valid trust, estate, or pension trust	The legal entity (4)

8.	Corporate or LLC electing corporate status on Form 8832	The corporation

9.	Association, club, religious, charitable, educational or other tax-exempt organization	The organization

10.	Partnership or multi-member LLC	The partnership

11.	A broker or registered nominee	The broker or nominee

12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)                                  List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)                                  Circle the minor’s name and furnish the minor’s social security number.

(3)                                  You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or employer identification number (if you have one), but the IRS encourages you to use your social security number.

(4)                                  List first and circle the name of the legal trust, estate, or pension trust.  Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.

NOTE:   If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

3

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Obtaining a Number

If you don’t have a taxpayer identification number or you don’t know your number, obtain Form SS-5, Application for a Social Security Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at the local office of the Social Security Administration or the Internal Revenue Service (the “IRS”) and apply for a number.

Payees Exempt from Backup Withholding

Payees exempt from backup withholding on all payments include the following:

•                  An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2).

•                  The United States or any of its agencies or instrumentalities.

•                  A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

•                  A foreign government or any of its political subdivisions, agencies, or instrumentalities.

•                  An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

•                  A corporation.

•                  A foreign central bank of issue.

•                  A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

•                  A futures commission merchant registered with the Commodity Futures Trading Commission.

•                  A real estate investment trust.

•                  An entity registered at all times during the tax year under the Investment Company Act of 1940.

•                  A common trust fund operated by a bank under section 584(a).

•                  A financial institution.

•                  A middleman known in the investment community as a nominee or custodian.

•                  A trust exempt from tax under section 664 or described in section 4947.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

•                  Payments to nonresident aliens subject to withholding under Section 1441 of the Code.

•                  Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident alien partner.

•                  Payments of patronage dividends where the amount received is not paid in money.

•                  Payments made by certain foreign organizations

•                  Section 404(k) payments made by an ESOP.

Payments of interest not generally subject to backup withholding include the following:

•                  Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer’s trade or business and you have not provided your correct taxpayer identification number to the payor.

•                  Payments described in Section 6049(b)(5) of the Code to nonresident aliens.

•                  Payments on tax-free covenant bonds under Section 1451 of the Code.

•                  Payments made by certain foreign organizations.

•                  Mortgage or student loan interest payments paid to you.

EXEMPT PAYEES DESCRIBED ABOVE SHOULD FILE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE BOX IN PART II ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER. IF YOU ARE A NON-RESIDENT ALIEN OR A FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, FILE WITH PAYER A COMPLETED INTERNAL REVENUE FORM W-8 (CERTIFICATE OF FOREIGN STATUS).

Certain payments other than interest, dividends, and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see Sections 6041, 6041(a), 6045, 6050A and 6050N of the Code and the regulations promulgated thereunder.

Privacy Act Notice.   Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1)   Penalty for Failure to Furnish Taxpayer Identification Number. If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)   Civil Penalty for False Information with Respect to Withholding. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)   Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4)   Misuse of TINs. If the requester discloses or uses TINs in violation of Federal law, the requester may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

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The Depositary is:

CIBC MELLON TRUST COMPANY

By Registered Mail, Hand or Courier

199 Bay Street
Commerce Court West
Securities Level
Toronto, ON  M5L 1G9
Canada

By Regular Mail

P.O. Box 1036
Adelaide Street Postal Station
Toronto, ON  M5C 2K4
Canada

Toll free number in North America: (800) 387-0825
Phone: (416) 643-5500
E-mail: inquiries@cibcmellon.ca